Filed Pursuant to Rule 424(b)(3)
File No. 333-170225

CORPORATE PROPERTY ASSOCIATES 17 — GLOBAL INCORPORATED

Prospectus Supplement No. 5 Dated February 1, 2013

To Prospectus Dated April 30, 2012

This prospectus supplement (the “Prospectus Supplement”) is part of, and should be read in conjunction with, the prospectus of Corporate Property Associates 17 — Global Incorporated, dated April 30, 2012 (as amended or supplemented, the “Prospectus”). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Corporate Property Associates 17 — Global Incorporated upon request.

RECENT DEVELOPMENTS

Closing of Our Follow-On Offering

In April 2011, we commenced our follow-on offering of up to $1.475 billion in shares of our common stock, including $475.0 million in shares of common stock through our distribution reinvestment plan (“DRIP”).    In August 2012 and December 2012, we reallocated 30.0 million shares of our common stock ($300.0 million) and 5.0 million shares of our common stock ($50.0 million), respectively, registered under our DRIP to our follow-on offering.  As of January 31, 2013, we have closed our follow-on offering.  We issued approximately 289.0 million shares of our common stock in our initial public offering (which ended in April 2011) and our follow-on offering in total, raising aggregate gross proceeds of approximately $2.9 billion.

We plan to continue to offer shares under our DRIP beyond the termination of our follow-on offering.  As of January 31, 2013, 200.0 million shares of our common stock remain available for issuance under our DRIP.

As a result of the completion of the offering, beginning with the second quarter of 2013 we will no longer calculate our distributions based upon daily record and distribution declaration dates, but upon quarterly record and distribution declaration dates. We intend to pay distributions on a quarterly basis; however, distributions are declared at the discretion of our board of directors based on a variety of factors that they will consider at the time of authorizing a potential distribution. Distributions are not guaranteed.